Exhibit 99.3

TO: Googlers

FROM: Laszlo Bock, Vice President, People Operations

SUBJECT: IMPORTANT NEWS – Announcing Planned Offer to Exchange Stock Options

DATE: January 22, 2009

IMPORTANT NEWS – PLEASE READ IMMEDIATELY

During his recent all hands meeting with Googlers, Eric mentioned that we were working to address the issue of “underwater” stock options (i.e., options that have an exercise price higher than the current market price of our common stock). We’ve gotten questions about this issue time and again, both internally and externally. Until now, we couldn’t share anything about our plans.

Today, it gives me great pleasure to announce our plan to offer Googlers a stock option exchange program. In offering this program, we want to recognize the incredible work you do for this company and your ongoing contribution and commitment to Google.

Now, for the details. Here’s how the option exchange program would work:

•	This is a one-for-one, voluntary exchange. Googlers will be able to exchange part or all of an existing option grant for the same number of new options.

•	We hope all Googlers with options are eligible to participate, although we are still working through a number of legal and tax issues that could preclude participation in certain countries.

•	The offer period will begin on January 29, 2009 and end at 6:00 a.m. Pacific Time on March 3, 2009, unless Google is required or opts to extend the offer period to a later date.

•	Googlers who wish to participate in the stock option exchange program must elect to participate during this window. We will not be able to accept any elections to participate after this time.

•	Based on our expected timeline, Googlers will be able to exchange their underwater options for new options with a strike price equal to the closing price of our stock on March 2, 2009.

•	The new options will have a new vesting schedule that adds 12 months to the original vesting schedule. In addition, new options will vest no sooner than 6 months after the close of the offer period.

You can go to                      to learn more about the option exchange program. This site currently contains a basic FAQ as well as this explanatory video. When the offer period begins, which we expect to be on January 29, 2009, this site will be updated with all of the necessary information and procedures for participation in the program, including a detailed FAQ and step-by-step videos.

Today and tomorrow, we will hold two town hall meetings which will be VC’d globally to respond to general questions about the option exchange program. We will make these meetings available through live web streaming and post a copy of the video later in the day to                     . Please note that we may not be able to answer all of your questions until the program officially launches due to certain regulatory constraints.

After the program launches, we will hold a more detailed series of workshops to help familiarize you with the election process and the things to consider to help you decide whether you want to participate.

You may review your personal stock option information, including details for each of your grants, online at your selected stock plan administrator’s website at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/. Any questions regarding password or access should be directed to your stock plan administrator. If you have further questions, contact                     .

So, stay tuned for more information (much, much more information) as the offer launches. Again, we’re very excited about this plan and hope that you know how much we value you and the work you do for our users, for our customers, and for Google!

Thank you,

Laszlo

The option exchange described in this e-mail has not launched. When the option exchange begins, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Googlers will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                     .